EXHIBIT A
JOINT FILING AGREEMENT
     Alex Mashinsky, Governing Dynamics Investments, LLC, Robert A. Marmon, Thai Lee and Thai Lee 2003 Grat A, each hereby agrees, in accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, that the Schedule 13D filed herewith, and any amendment thereto, relating to the shares of common stock, $0.001 par value per share, of Arbinet-thexchange, Inc. are, and will be, filed jointly on behalf of such person. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Schedule.
Date: March 27, 2006

/s/ Alex Mashinsky

Alex Mashinsky

GOVERNING DYNAMICS INVESTMENTS, LLC

By:	/s/ Alex Mashinsky

Name: Alex Mashinsky Title: Manager

/s/ Robert A. Marmon

Robert A. Marmon

/s/ Thai Lee

Thai Lee

THAI LEE 2003 GRAT A

By:	/s/ Thai Lee

Name: Thai Lee Title: Trustee